Womp

Software Technology Design App Art

Womp is the all-in-one platform to transform your ideas into 3D realities.

WOMP.XYZ NEW YORK NEW YORK





Did you know you can 3D scan objects, modify them, and reproduce them in a variety of 3D printing materials like ceramics or metals? Did you know you can design things from scratch and interact with them on your browser and/or in Augmented Reality? Womp is the first smart platform merging the latest in web3D, mixed reality, and 3D... more

Gabriela Trueba Founder / CEO @ Womp

Why you may want to support us...

1. INNOVATIVE TECH- Game changing tech (Website + IOS APP)
2. 4X REVENUE- Last year over the year prior.
3. STRONG TEAM- Lean, agile, passionate and close team with unique insight.
4. VETTED- In 2 years, 300+ happy customers. Trusted by giants in tech and consumer products (cosmetics, footwear, and leaders in 3D printing).
5. INSIGHT- Unique insight into bridging consumers into 3D, product development, manufacturing and the future of 3D/AR.
6. TIMING- THE 4TH INDUSTRIAL REVOLUTION IS HERE! with the rise of AI + AR, rapid advances in 3D tech, and the drop in 3D printing costs we are closer than ever to 3D going mainstream.
7. MARKET- The 3D market is at $11B and growing fast: projected at $108B by 2021 and $500B by 2030.
8. EXIT- We believe we have a strong exit potential and strategy. A 2-3 year exit potential with some of our manufacturing partners who have scaled 3D printing as a service.

Why investors ❤ us

WE'VE RAISED $348,399 SINCE OUR FOUNDING



Gaby is a true entrepreneur - with designers instincts and a founders determination - I'd pay attention to whatever she's up to!

Dylan Reid

Co-Founder at Matter.io/Forbes' 30 under 30 (2015)



Because Gabriela rocks.

Douglas G Mancosky

Fountain of useless info not afraid to take the path less taken. Ph.D from Georgia Tech and CEO of XtractMor.



This appears to have a very good chance of success and is in a very interesting industry.

Stephen Bird

Retired helicopter pilot into investing and marketing

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Gabriela Trueba

Founder / CEO

3 time 3D/AR entrepreneur, Co-founder CEO at ARO (AR app), Fabrication specialist at Jeff Koons



Alicia Riccio

Operations Manager

CAD + 3D print expert, 3D scanning engineer. Experience: Abraham Cruzvillegas + Dan Colen Studio



Laure Adamo

Head of Design

CAD expert, business strategist, UI/UX designer. Experience: Starwood + Morris Adjmi Architects



Hunter Fortuin

Lead Developer CTO

Backend + fullstack developer. Experience: Operations and logistics Ecovative full stack at Pub G.



Michael Goldstein

Advisor

Former CEO Toys"R"Us.



Nicholas Anderson

Engineering Consultant/Advisor

Mechatronics Engineer. Principal Engineer RoadNarrows Robotics. Founder of Acata / NICKANDERSONCO



Peter Dolch

Advisor

President CEO Thaumaturgix, Inc. New York Angels Member. MIT Alumni.

in

In the news

Forbes marie claire CNN The New York Times

THE FUTURE IS HERE:

DO YOU KNOW EVERYTHING 3D CAN DO?


L=500 mm

IDEA
from just an idea

INTERACTIVE 3D
to on your screen

PHYSICAL OBJECT
and in real life

WHEN SURVEYED, 8 OUT OF 10 PEOPLE WISH THEY COULD CUSTOMIZE PRODUCTS THEY BUY.

WHY NOW?





MOVING FAST

3D tech is getting exponentially faster, cheaper and sophisticated. It's closer than ever to impacting our everyday objects and purchases.

3D MARKET

The 3D market is currently at $11B. It's predicted to grow to $108B in the next 3 years and $500B by 2030.



GAME CHANGER

3D affects how we make things. But, it 's also the future of how we preview, interact, buy, sell and communicate with each other.

EVERYONE AGREES

Apple's latest hardware revolves around 3D tech. Facebook has developed 3D posts and Amazon wants you to shop in 3D and AR.

PROBLEM:

3D IS OUT OF REACH TO THE AVERAGE PERSON

3D tech, like 3D printing or AR, promises to change the way we make, buy and sell products.

But, DIY and hired 3D services are complex, scattered and expensive. It's potential depends on one thing:

easy access to create, interact and share 3D files

SOLUTION:

KEY 3D TECH, ALL-IN-ONE PLACE


Your ideas in 3D on your screen
and at your doorstep.


diy 3D modeling

CASE STUDY



3D SCANNING

Julian mailed us his fiance's grandma's ring. We 3D scanned it + uploaded it to **womp.xyz**

3D MODELING

He previewed, interacted and detailed the modifications he was interested in seeing

3D PRINTING

Julian surprised his fiance with 4 versions of the ring in colorful nylon + polished brass!

3D MARKET


$500B
$11B
2018
2030
$108B
10 X in 3 yrs
2018
2021
2018/2019
TAM $11B
SAM $5B
SOM $1B
By 2030, the average consumer will 3D print 10% of what they buy

REVENUE PROJECTIONS


70% 3D content
30% manufacturing
$339k
$1M
$5M
$40M
2018
2019
2020
2021

DISCOVER AND ACCESS POWERFUL TECH:

ZERO KNOWLEDGE REQUIRED


woo!

mail-in things for 3D scanning



change, modify and tweak your files to perfection



see and share files in AR



preview, render and interact with your ideas in 3D



from plastic to steel, over 80 materials to choose form

WOMP

womp.xyz

HOW IT WORKS:

FLOW BETWEEN 3D SERVICES EFFORTLESSLY



3D scanning
3D modeling
3D printing

3D SCANNING:



WOO

1 - upload pictures of the object you'd like to 3D scan

- download and print a free shipping label to send your object to womp
- once we receive it, we'll get to scanning ;)

2 - within 10 business days or less, you'll be able to preview and inspect your 3D scan on our 3D viewer.

3 then, you can:

- download the 3D file with 100% ownership
- decide to edit the 3D scan by transferring into our 3D modeling services
- or, choose a material and send it to 3D print!

3D SCANNING EXAMPLES:



3D MODELING:


GENIUS!

1 - upload sketches and/or reference images to help illustrate your ideas

2 - within 10 business days or less, you'll be able to preview and inspect your 3D model on our 3D viewer

- womp will work on any changes you'd like to see until you're 100% satisified

3 then, you can:

- download the 3D file with 100% ownership

- or, choose a material and send it to 3D print!

3D MODELING EXAMPLES:



3D PRINTING:



1 - upload your 3D file onto our 3D viewer

2 - choose from a selection of 3D printing materials ranging from metal to plastic to stone.

3 - sit tight and wait for it in the mail!

3D PRINTING EXAMPLES:





CHOOSE FROM A SELECTION OF 3D PRINTED MATERIALS:



blue pla



orange nylon



polished stainless steel



jpeg sandstone



interlocking brass



red nylon



rose gold



frosted resin



green pla

Let the numbers speak for us

In only 2 years in stealth + ZERO marketing or advertising!

3x revenue	$350,000	300+	20-85%
2017-2018	In revenue since operating (2017)	Happy customers	Sales margins

Investor Q&A

– COLLAPSE ALL

What does your company do?

Did you know you can 3D scan objects, modify them, and reproduce them in a variety of 3D printing materials like ceramics or metals? Did you know you can design things from scratch and interact with them on your browser and/or in Augmented Reality? Womp is the first smart platform merging the latest in web3D, mixed reality, and 3D printing. It's like Squarespace for 3D: Womp allows anyone to create, interact, share and print their ideas all in one place, zero knowledge required.

Where will your company be in 5 years?

Womp plans to be the go-to solution for generating, bundling, sharing and modifying 3D content. Our software can bring the most powerful aspects of 3D into one single platform. Womp plans to bring 3D into the mainstream and its platform will enable an easy 3D experience for the consumer.

What's new about what you're making? How is it different?

We've all heard of 3D, seen viral videos of 3D scanning, 3D printing, augmented reality demos, realistic 3D renders, and even fake 3D celebrities on Instagram. 3D tech is getting exponentially more sophisticated, affordable, and becoming a viable option for new media and manufacturing at scale. Yet, we forget that all these advances are useless and irrelevant to the average person without one thing: access to the 3D file.
3D unicorns like Carbon, Desktop Metal, and Magic Leap are focused on optimizing 3D graphics, 3D printers, materials, and a new model of manufacturing. Yet, none of these advancements touch on the true inherent value of 3D: it's indifference to customization and complexity. Access to 3D technology allows any individual to create customized complex objects. Unlike traditional manufacturing technology, 3D printing is very agnostic to production volumes; To print a single customized object is typically the same unit cost as printing x1000 items with traditional forms of mass production.
We're moving into the age of niche micro-manufacturing-anyone can create and own specialized and meaningful goods, opposed to the slim options within the standardized one-size-must-fit-all products of mass production.
However, all of this stagnates without access to the 3D file. Currently, creating and modifying 3D files are only accessible through expensive software and hiring expensive engineers and designers and their expertise is scattered.
At womp we are building a centralized platform that brings together all elements necessary to transform your idea into a digital 3d model or physical object. Womp provides a fluid and cohesive customer experience that ties all of the necessary industrial developments into a single easy to use all-in-one platform.

How big is the market?

$11B and it is predicted to explode in the next 3 years growing to $108B by 2021, and $500B by 2030. It's also predicted that by 2030 10% of what people buy will be 3D printed.
We believe these projections are an understatement and are only taking into account the advancements of 3D printing, not the explosion of the democratization of 3D scanning and design. We expect a whole new market of niche micro-manufactured goods to emerge, not unlike the music industry shift with the advent of online streaming services, and the developments within the micro brewing industry with the creation of smaller and more affordable brew equipment.

Who are your competitors? How are you different?

Current competitors are small to medium businesses who specialize in one aspect of 3d technology, like 3D scanning, 3D modeling and 3D printing. In the current 3D market a customer usually needs to visit multiple different specialized businesses for each step of the process. In most cases the client will need to visit each business in person, meet with a specialist, and pay an hourly fee for consulting, engineering, 3D sculpting or 3D printing. The client is limited and intimidated by this expensive, scattered and exaggerated process. Larger companies offering 3D printing services require the customer to have a sophisticated understanding of 3D. All but few require that the customer already have a 3D printable file to access any manufacturing services and more holistic companies commonly charge very high rates for 3D scanning and 3D modeling.
Womp's pricing is 20- 50% lower than our competition for 3D content and we undercut our competitor's lead times by a factor of 4X to 6X for any of our 3D services. Finally and most importantly, we offer an easy and friendly interface for anyone to access our 3D services. Zero knowledge and zero files required.

What do you understand about your business that others don't get?

Most 3D technology companies are focused on hardware and optimizing the final output in 3D. However, the sophisticated output equipment like 3D printers, 3D scanners, and augmented reality glass will never impact the average person unless we all have easy access to creating 3D files that are relevant and add to our personal and professional lives.

What's your biggest risk? What keeps you up at night?

Continuing to grow our high-quality delivery pipeline to meet growing customer demand, while concurrently bringing to market our revolutionary software products, that will in turn drive even more growth. But... we've planned and prepared and planned again to meet the challenge!

Financials

Womp has financial statements ending December 31 2018. Our cash in hand is $25,000, as of February 2019. Over the three months prior, revenues averaged $33,556/month, cost of goods sold has averaged $9,913.30/month, and operational expenses have averaged $32,466/month.

At a Glance

Fiscal Year Ends January 18

$339,660 +350%
Revenue

-$73,421
Net Loss

$10,009 +332%
Short Term Debt

$0
Raised in 2018

$25,000
Cash on Hand
As of 02/ 1/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Did you know you can 3D scan objects, modify them, and reproduce them in a variety of 3D printing materials like ceramics or metals? Did you know you can design things from scratch and interact with them on your browser and/or in Augmented Reality? Womp is the first smart platform merging the latest in web3D, mixed reality, and 3D printing. It's like Squarespace for 3D: Womp allows anyone to create, interact, share and print their ideas all in one place, zero knowledge required.

Womp plans to be the go-to solution for generating, bundling, sharing and modifying 3D content. Our software can bring the most powerful aspects of 3D into one single platform. Womp plans to bring 3D into the mainstream and its platform will enable an easy 3D experience for the consumer.

Milestones

Womp Studio LLC was incorporated in the State of Delaware in September 2016.

Since then, we have:

- INNOVATIVE TECH- Game changing tech (Website + IOS APP)
- 4X REVENUE- Last year over the year prior.
- STRONG TEAM- Lean, agile, passionate and close team with unique insight.
- VETTED- In 2 years, 300+ happy customers. Trusted by giants in tech and consumer products (cosmetics, footwear, and leaders in 3D printing).

- INSIGHT- Unique insight into bridging consumers into 3D, product development, manufacturing and the future of 3D/AR.
- TIMING- THE 4TH INDUSTRIAL REVOLUTION IS HERE! with the rise of AI + AR, rapid advances in 3D tech, and the drop in 3D printing costs we are closer than ever to 3D going mainstream.
- MARKET- The 3D market is at $11B and growing fast: projected at $108B by 2021 and $500B by 2030.

Historical Results of Operations

Our company was organized in September 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended January 18, 2020, the Company had revenues of $339,660 compared to the year ended January 18, 2019, when the Company had revenues of $75,423. Our gross margin was 64.37% in fiscal year 2020, compared to 2.96% in 2019.
- *Assets.* As of January 18, 2020, the Company had total assets of $110,796, including $4,149 in cash. As of January 18, 2019, the Company had $79,524 in total assets, including $6,573 in cash.
- *Net Loss.* The Company has had net losses of $73,421 and net losses of $136,797 for the fiscal years ended January 18, 2020 and January 18, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $10,009 for the fiscal year ended January 18, 2020 and $2,316 for the fiscal year ended January 18, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $250,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Womp Studio LLC cash in hand is $25,000, as of February 2019. Over the last three months, revenues have averaged $33,556/month, cost of goods sold has averaged $9,913.30/month, and operational expenses have averaged $32,466/month, for an average burn rate of $8,823.30 per month. Our intent is to be profitable in 12 months.

WE made $250k in revenue in 2018. We 3x our revenue. We reduced our operational costs by 1/5

We are expecting to x4 our revenues with the investment. We also expect to see a reduction in our expenses as we can finish our software that allows us to optimize costs.

We are liquidating $80,000 worth of unused materials and equipment.

No

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -22%

Gross Margin: 64%

Return on Assets: -66%

Earnings per Share: -$0.01

Revenue per Employee: $113,220

Cash to Assets: 4%

Revenue to Receivables: 2,240%

Debt Ratio: 9%

Womp Financial Statements - FY19.pdf

Womp Financial Statements - FY19.pdf

FS restated 2018-12 Womp Studio LLC D190704 signed 1 .pdf

Womp Studio LLC 12-31-17 FS.PDF

FS Womp Studio LLC 2018-12.pdf

Risks

1. *The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.*

2. Our competitors could copy and beat us to market. Although we are still confident we can build it better.

3. As a single Female founder, raising capital has been a challenge and may continue to prove challenging in future fundraising.

4. We may encounter issues and roadblocks with software development since it is highly complex and new. We may encounter longer development times than expected.

5. Single founder company- if anything happens to the founder, the company would have no founding team leadership.

6 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gabriela Trueba	CEO and President @ Womp	2016

Officers

OFFICER	TITLE	JOINED
Gabriela Trueba	President CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Gabriela Trueba	6,670,000 Common Units	66.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
08/2019	$98,399	SAFE
02/2017	$50,000	Priced Round
03/2017	$80,000	Priced Round
05/2017	$120,000	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$75,000	40% software development , 30% marketing, 10% team and hiring. 15% IP and legal 5% Wefunder fees.
$1,000,000	30% software development , 20% marketing and advertising, 30% team and hiring (including engineers and project managers), 15% IP and legal 5% Wefunder fees.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	10,000,000	10,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.